Exhibit 19
NORTHSTAR HEALTHCARE INCOME, INC.

Insider Trading Policy Statement

March 2025
It is the policy of NorthStar Healthcare Income, Inc. (the “Company”) that no director, officer, other employee, agent or representative of the Company or its subsidiaries or affiliates who is aware of material nonpublic information relating to the Company may, directly or through family members or other persons or entities, (a) buy or sell securities of the Company or engage in any other action to take personal advantage of that information, or (b) pass that information on to others outside the Company, including family and friends. In addition, it is the policy of the Company that no director, officer, other employee, agent or representative of the Company or its subsidiaries or affiliates who, in the course of performing services for the Company, learns of material nonpublic information about a subsidiary or other affiliate of the Company or a company with which the Company does business, including a customer or supplier of the Company, may trade in that company’s securities until the information becomes public or is no longer material. Material information is any information that a reasonable investor would consider important in making a decision to buy, hold or sell securities.
Directors, officers and any other employee, agent or representative of the Company or its subsidiaries or affiliates, together with their family members, may not engage in any transaction in the Company’s securities (including a gift, contribution to a trust or similar transfer) at any time without first obtaining pre-clearance of the transaction from the Company’s Compliance Officer (the “Compliance Officer”), who is responsible for administering and monitoring this Insider Trading Policy Statement (the “Policy”) and who shall be appointed by the Company’s Audit Committee. A request for pre-clearance should be submitted to the Compliance Officer at least two business days in advance of the proposed transaction. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction.
This Policy does not apply to the exercise of an employee stock option or independent director stock option. This Policy does apply, however, to the subsequent sale of any stock received upon the exercise of an option, as well as the sale of stock as part of a broker-assisted cashless exercise of an option or to any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
In addition, this Policy does not apply to purchases of Company stock under the Company’s distribution reinvestment plan (the “plan”) resulting from the reinvestment of distributions paid on Company securities. This Policy does apply, however, to voluntary purchases of Company stock resulting from additional contributions made to the plan, if applicable, and to elections to participate in the plan or increases in the level of participation in the plan, if applicable. This Policy also applies to sales of any Company stock purchased pursuant to the plan.

The failure of a director, officer, other employee, agent or representative to comply with this Policy may subject him or her to sanctions, up to and including dismissal for cause, whether or not the failure to comply results in a violation of law. Each individual must acknowledge that he or she has received a copy of, and has carefully read and understands, this Policy by signing the Receipt and Acknowledgement form, attached hereto, and returning the same to the Compliance Officer.